SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32340; File No. 812-14472]

NF Investment Corp., et al.; Notice of Application

October 27, 2016

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of application for an order to amend a prior order under sections 17(d), 57(a)(4) and

57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit

certain joint transactions otherwise prohibited by sections 17(d), 57(a)(4) and 57(i) of the Act and

rule 17d-1 under the Act.

Summary of Application:  Applicants request an order ("Order") to amend a prior order to permit

certain business development companies ("BDCs") and closed-end investment companies to co-

invest in portfolio companies with each other and with certain other affiliated investment funds and

broker-dealers.  The Order would supersede the prior order.[1]

Applicants:  NF Investment Corp. ("NFIC"); Carlyle GMS Finance, Inc. ("CGMSF," and together

with NFIC, the "Existing Regulated Funds"); NFIC SPV LLC ("NFIC Sub"); Carlyle GMS Finance

SPV LLC ("CGMSF Sub"'); Carlyle GMS Finance MM CLO 2015-1 LLC ("2015-1 Issuer," and

together with CFMSF Sub and NFIC Sub, the "Existing SPV Subs") (collectively, the "Existing Co-

Investment Affiliates"); Carlyle GMS Investment Management L.L.C. ("CGMSIM") on behalf of

itself and its successors;[2] and TCG Securities, L.L.C. ("TCG").

Filing Dates:  The application was filed on May 22, 2015, and amended on October 8, 2015, March

30, 2016, and August 4, 2016.

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[1] NF Investment Corp., et al., Investment Company Act Rel. Nos. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order).

[2] The term "successor" as applied to CGMSIM means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the

Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 21, 2016, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service.  Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason

for the request, and the issues contested.  Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses:  The Commission:  Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F St., NE, Washington, DC 20549-1090.  Applicants:  Carlyle GMS Finance,

Inc., 520 Madison Avenue, 38th Floor, New York, NY  10022.

For Further Information Contact:  Jean E. Minarick, Senior Counsel, at (202) 551-6811 or Daniele

Marchesani, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment

Management).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

   1.      CGMSF and NFIC are both Maryland corporations organized as non-diversified,

closed-end management investment companies that have elected to be regulated as BDCs under

Section 54(a) of the Act.[3]  The Objectives and Strategies[4] of both CGMSF and NFIC are to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies.  The board of directors of NFIC and CGMSF (each a "Board") will be comprised of directors, a majority of whom will not be "interested persons," within the meaning of section 2(a)(19) of the Act (the "Non-Interested Directors") of NFIC or CGMSF.  The Existing SPV Subs are each an SPV Sub (defined below) of either NFIC or CGMSF.

2.      CGMSIM is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves as the investment adviser to the Existing Regulated Funds. CGMSIM is a Delaware corporation and a wholly owned subsidiary of The Carlyle Group L.P. ("Carlyle").

3.      TCG, a wholly owned subsidiary of Carlyle, is registered as a limited purpose broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a Delaware limited liability company that, from time to time, may hold various assets in a principal capacity. When acting in this capacity, TCG, and any other future wholly or majority owned broker-dealer subsidiaries of Carlyle and any future wholly owned subsidiaries of such broker-dealer subsidiaries who intend to participate in the Co-Investment Program are collectively referred to as the "Capital Markets Affiliates."

4.      Applicants seek an Order to permit a Regulated Fund[5] (or any SPV Sub, as defined below), on the one hand, and one or more Co-Investment Affiliates,[6] on the other hand, to

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[3] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[4] "Objectives and Strategies" means the investment objectives and strategies of a Regulated Fund (as defined below), as described in the filings made with the Commission by the Regulated Fund under the Exchange Act or under the Securities Act of 1933 (the "Securities Act") and the Act, and the Regulated Fund's reports to shareholders.

[5] "Regulated Fund" means any of the Existing Regulated Funds and any Future Regulated Fund.  "Future Regulated Fund" means any future closed-end management investment company that (a) has elected to be regulated as a BDC or is

participate in the same investment opportunities through a co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Investment Adviser negotiates terms in addition to price;[7] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which any of the Regulated Funds (or any SPV Sub) participated together with one or more Co-Investment Affiliates in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which any of the Regulated Funds (or any SPV Sub) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.[8]

5.      Applicants state that a Regulated Fund may, from time to time, form one or more SPV Subs.[9] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction

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registered under the Act; (b) will be advised by an Investment Adviser and (c) that intends to participate in the Co-Investment Program (as defined below). The term "Investment Adviser" means (a) CGMSIM and (b) any future investment adviser controlling, controlled by, or under common control with CGMSIM and is registered as an investment adviser under the Advisers Act.

[6] "Co-Investment Affiliates" means (a) the Existing Co-Investment Affiliates, (b) any Capital Markets Affiliate, or (c) any Regulated Fund, SPV Sub, or Private Fund. "Private Fund" means any entity (a) whose investment adviser is an Investment Adviser; (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act; and (c) that intends to participate in the Co-Investment Program.

[7] The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[8] All existing entities that currently intend to rely upon the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[9] "SPV Sub" means an entity that (a) is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (c) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the SPV Sub's participation under the conditions of the application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. "SBIC Subsidiary" means an SPV Sub that is licensed by the

with any Co-Investment Affiliate because it would be a company controlled by its parent Regulated Fund for purposes of sections 17(d) and 57(a)(4) and rule 17d-1. Applicants request that each SPV Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the SPV Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a SPV Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the SPV Sub. The Board would make all relevant determinations under the conditions with regard to a SPV Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a SPV Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its SPV Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the SPV Sub.

6.      When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Investment Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment ("Available Capital"),[10] and other factors relevant to such Regulated Fund. Upon issuance of the Order, the Investment Adviser to a Co-Investment Affiliate or the Co-Investment Affiliates (in the case of Capital Market Affiliates) will refer to the Investment Advisers of the Regulated Funds all Potential Co-Investment Transactions within a Regulated Fund's Objectives and Strategies that are considered for or by a Co-Investment

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Small Business Administration to operate under the Small Business Investment Act of 1958 (the "SBA Act") as a small business investment company.

[10] Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

Affiliate, and such investment opportunities may result in a Co-Investment Transaction.  A Capital

Markets Affiliate would have the opportunity to participate in a Co-Investment Transaction only if

the demand for a Potential Co-Investment Transaction from the Regulated Funds and the other Co-

Investment Affiliates is less than the total investment opportunity presented by such Potential Co-

Investment Transaction.

7.      Other than pro rata dispositions and Follow-On Investments as provided in

conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the

applicable Investment Adviser will present each Potential Co-Investment Transaction and the

proposed allocation to the directors of the Board that are eligible to vote under section 57(o) of the

Act ("Eligible Directors").  The "required majority," as defined in section 57(o) of the Act

("Required Majority"),[11] of a Regulated Fund will approve each Co-Investment Transaction prior to

any investment by the Regulated Fund.

8.      With respect to the pro rata dispositions and Follow-On Investments as provided in

conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On

Investment without obtaining prior approval of the Required Majority if, among other things:

(i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such

disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer

immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the

Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata

dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the

Board does not so approve, any such disposition or Follow-On Investment will be submitted to the

Regulated Fund's Eligible Directors.  The Board of any Regulated Fund may at any time rescind,

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[11] With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority apply
as if each Regulated Fund were a BDC subject to section 57(o) of the Act.

suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result

that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

9. No Non-Interested Director of a Regulated Fund will have a financial interest in any

Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated

Funds.

10. If an Investment Adviser, the principal owners of the Investment Adviser

("Principals"), or any person controlling, controlled by, or under common control with the

Investment Adviser or the Principals, and the Co-Investment Affiliates (collectively, the "Holders")

own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund

(the "Shares"), then the Holders will vote such Shares as required under condition 16. Applicants

believe that this condition will ensure that the Non-Interested Directors will act independently in

evaluating the Co-Investment Program, because the ability of an Investment Adviser or the

Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the

Non-Interested Directors can be removed will be limited significantly. Applicants represent that the

Non-Interested Directors will evaluate and approve any such voting trust or proxy adviser, taking

into accounts its qualifications, reputation for independence, cost to the shareholders, and other

factors that they deem relevant.

Applicants' Legal Analysis:

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a

registered investment company from participating in joint transactions with the company or a

company controlled by such registered investment company unless the Commission has granted an

order permitting such transactions. Section 57(a)(4) of the Act prohibits certain affiliated persons of

a BDC from participating in joint transactions with the BDC (or a company controlled by such

BDC) in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides

that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under

section 17(d) of the Act applicable to registered closed-end investment companies will be deemed

to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule

17d-1 applies.

      2.      Applicants submit that the Investment Advisers and the entities that they advise

would be deemed to be a person related to, or affiliated with, a Regulated Fund in a manner

described by sections 17(d) or 57(b) and therefore prohibited by sections 17(d) or 57(a)(4) and rule

17d-1 from participating in the Co-Investment Transactions. Further, because the SPV Subs are

controlled by the Regulated Funds, the SPV Subs are subject to sections 17(d) or 57(a)(4) and

would be prohibited by rule 17d-1 from participating in the Co-Investment Transactions without the

Order. Finally, because each Capital Markets Affiliate is under common control with CGMSIM

and, therefore, is an "affiliated person" of CGMSIM, each Capital Markets Affiliate could be

deemed to be a person related to a Regulated Fund (or an SPV Sub) in a manner described by

section 17(d) or section 57(b) and also prohibited from participating in the Co-Investment Program.

      3.      Rule 17d-1 under the Act generally prohibits participation by a registered investment

company, or a company controlled by such registered investment company, and an affiliated person

(as defined in section 2(a)(3) of the Act) or principal underwriter for that investment company, or an

affiliated person of such affiliated person or principal underwriter, in any joint enterprise or other

joint arrangement or profit sharing plan, as defined in the rule, absent an order by the Commission.

Similarly, rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is

related to a BDC in a manner described in section 57(b), acting as principal, from participating in,

or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

4.        Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.        Each time an investment adviser to any Co-Investment Affiliate or a Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Investment Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of such Regulated Fund's then-current circumstances.

2.	(a)	If the Investment Adviser deems the Regulated Fund's participation in any such Potential Co-Investment Transaction is appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)	If the aggregate amount recommended by an Investment Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Investment Advisers will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating Co-Investment Affiliate's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)	After making the determinations required in conditions 1 and 2(a), the Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Co-Investment Affiliate, to the Eligible Directors of each participating Regulated Fund for their consideration.  A Regulated Fund will co-invest with Co-Investment Affiliates only if, prior to such Regulated Fund's and any Co-Investment Affiliates' participation in the Potential Co-Investment Transaction, a Required Majority of such Regulated Fund concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching of such Regulated Fund or its shareholders on the part of any person concerned;

        (ii)     the Potential Co-Investment Transaction is consistent with:

            (A)     the interests of the shareholders of such Regulated Fund; and

            (B)     such Regulated Fund's then-current Objectives and Strategies;

        (iii)     the investment by the Co-Investment Affiliates would not disadvantage such Regulated Fund, and participation by such Regulated Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than such Regulated Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

            (A)     the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

            (B)     the Investment Advisers agree to, and do, provide, periodic reports to such Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

            (C)     any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates

(other than the Regulated Funds) may, in turn, share their portion with their affiliated persons)) and

the applicable Regulated Fund in accordance with the amount of each party's investment; and

(iv)     the proposed investment by such Regulated Fund will not benefit the

Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other

than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition

13, (B) to the extent permitted by sections 17(e) and 57(k) of the Act, as applicable, (C) indirectly,

as a result of an interest in the securities issued by one of the parties to the Co-Investment

Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.     Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.     The applicable Investment Adviser will present to the Board of the Regulated Fund,

on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential

Co-Investment Transactions during the preceding quarter that fell within such Regulated Fund's

then-current Objectives and Strategies that were not made available to the Regulated Fund, and an

explanation of why the investment opportunities were not offered to the Regulated Fund.  All

information presented to the Board of such Regulated Fund pursuant to this condition will be kept

for the life of such Regulated Fund and at least two years thereafter, and will be subject to

examination by the Commission and its staff.

5.     Except for Follow-On Investments made in accordance with condition 8,[12] a

Regulated Fund will not invest in reliance on the Order in any issuer in which any Co-Investment

Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

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[12] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that
Regulated Fund already holds investments.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for such Regulated Fund as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.	(a)	If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser or Co-Investment Affiliate (only as to clause (i)) will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)	Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

(c)	A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if:  (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)     Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8.     (a)     If any Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Investment Adviser or Co-Investment Affiliate (only as to clause (i)) will:

(i)     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)     formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)     A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if:  (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application).  In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such

Follow-On Investment solely to the extent that a Required Majority determines that it is in the

Regulated Fund's best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Co-Investment

Affiliate's outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Investment

Adviser to be invested by such Regulated Fund in the Follow-On Investment, together with the

amount proposed to be invested by the other Co-Investment Affiliates in the same transaction,

exceeds the amount of the opportunity, then the amount invested by each such party will be

allocated among them pro rata based on each participant's Available Capital available for

investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will

be considered a Co-Investment Transaction for all purposes and subject to the other conditions set

forth in the application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for

review all information concerning Potential Co-Investment Transactions and Co-Investment

Transactions, including investments made by any Co-Investment Affiliate that the applicable

Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may

determine whether all investments made during the preceding quarter, including those investments

which such Regulated Fund considered but declined to participate in, comply with the conditions of

the Order. In addition, the Non-Interested Directors will consider at least annually the continued

appropriateness for the applicable Regulated Fund of participating in new and existing Co-

Investment Transactions. All information presented to such Regulated Fund's Board pursuant to this condition will be kept for the life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10.     Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.     No Non-Interested Director of a Regulated Fund also will be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act) of any Co-Investment Affiliate (other than any other Regulated Fund).

12.     The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the applicable Investment Adviser under its respective investment advisory agreement with the applicable Regulated Fund or other Co-Investment Affiliate, be shared by such Regulated Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.     Any transaction fee[13] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating applicable Regulated Fund and the Co-Investment Affiliates on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Investment Advisers of  Co-Investment Affiliates pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers of

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[13] Applicants are not requesting any relief for transaction fees received in connection with any Co-Investment Transaction.

the Co-Investment Affiliates at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction.  None of the Co-Investment Affiliates, their investment advisers, nor any affiliated person (as defined in the Act) of the Regulated Funds or the Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Investment Advisers, investment advisory fees paid in accordance with the agreements between such Investment Advisers and the Co-Investment Affiliates).

14.     The Capital Markets Affiliates will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Co-Investment Affiliates is less than the total investment opportunity.

15.     The Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing Conditions.  These policies and procedures will require, among other things, that each of the applicable Investment Advisers will be notified of all Potential Co-Investment Transactions that fall within each Regulated Fund's then –current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

16.     If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors;

(2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a

majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.


Robert W. Errett
Deputy Secretary